SharpSpring 550 SW 2nd Avenue Gainesville, FL 32601

February 8, 2018

VIA EDGAR ONLY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: SharpSpring, Inc. (the “Company”) Registration Statement on Form S-3

File No. 333-222850

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM on February 9, 2018, or as soon thereafter as is practicable.

Very truly yours,

SharpSpring, Inc.

By:	/s/ Edward Lawton
Name:	Edward Lawton
Title:	Chief Financial Officer